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                                                             ----------------------------------
                                                                        OMB APPROVAL
                                                             ----------------------------------
                                UNITED STATES                OMB NUMBER:              3235-0145
                     SECURITIES AND EXCHANGE COMMISSION      EXPIRES:          OCTOBER 31, 1997
                           WASHINGTON, D.C. 20549            ESTIMATED AVERAGE BURDEN
                                                             HOURS PER RESPONSE.......    14.90
                                                             ----------------------------------
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                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.      4      ) *
                                         -------------

                             Cover-All Technologies, Inc.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                              Common, $0.01 par value
--------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                     934467 10 1
                -----------------------------------------------------
                                    (CUSIP Number)

                       Alan J. Perkins, Gardere & Wynne, L.L.P.

           1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-3000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              April 3, 14, and 29, 1998
                -----------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:(1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


 CUSIP NO.  934467 10 1                        Page    2      of     6    Pages
           ------------                              -----         -----


 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Software Investments Limited
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *               (a) [ ]
                                                                       (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                  [  ]

--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

    NUMBER OF           3,003,458
      SHARES       -----------------------------------------------------------
   BENEFICIALLY    8    SHARED VOTING POWER
     OWNED BY
       EACH
    REPORTING      -----------------------------------------------------------
      PERSON       9    SOLE DISPOSITIVE POWER
       WITH
                        3,003,458
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,003,458
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                            [  ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17.69 %
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D


 CUSIP NO.   934467 10 1                      Page    3    of     6     Pages
            -------------                           -----       -----

--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Care Corporation Limited
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS *

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                   [   ]


--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        2,500,000
                   -------------------------------------------------------------
    NUMBER OF      8    SHARED VOTING POWER
      SHARES
   BENEFICIALLY         0
     OWNED BY      -------------------------------------------------------------
       EACH        9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON            2,500,000
       WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,500,000
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
                                                                           [   ]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.72 %
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON *

      CO
--------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 ("Amendment No. 4") to the Statement on Schedule 13D dated as of April 3, 1996 (the "Statement"), as amended by Amendment No. 1 to the Statement dated as of April 30, 1996, Amendment No. 2 to the Statement dated as of March 14, 1997, and Amendment No. 3 to the Statement dated as of March 31, 1997, is being filed to reflect the change in the beneficial ownership of certain shares of Common Stock, $0.01 par value (the "Common Stock"), of Cover-All Technologies, Inc., a Delaware corporation formerly known as Warner Insurance Services, Inc. (the "Company"), owned by Software Investment Limited ("SIL") and Care Corporation Limited ("Care").

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) and (b):   The following sets forth the information required by Items
                    5(a) and (b):

     SIL is the beneficial owner of 2,897,306 shares of the Company's Common Stock and presently exercisable warrants to purchase 106,152 shares of Common Stock over which SIL has sole voting and dispositive power. The total number of shares of the Company's Common Stock beneficially owned by SIL is 3,003,458 shares, constituting 17.69 % of the Company's Common Stock.

     Care is the beneficial owner of 2,500,000 shares of the Company's Common Stock, over which Care has sole voting and dispositive power. The 2,500,000 share of Common Stock owned by Care constitute 14.72 % of the issued and outstanding shares of Common Stock.

     (c) The only transactions in the Company's Common Stock effected by or for SIL and Care within the last 60 days are:

          1.   The following transactions were effected by SIL:

               As of April 3, 1998, SIL sold 220,000 shares of the Company's Common Stock in open market sales pursuant to delivery of a Prospectus dated July 10, 1996 (the "Prospectus") for a price of $3.0852 per share.

               As of April 14, 1998, SIL sold 90,000 shares of the Company's Common Stock in open market sales pursuant to delivery of the Prospectus for a price of $3.0652 per share.

               As of April 29, 1998, SIL sold 690,000 shares of the Company's Common Stock in open market sales pursuant to delivery of the Prospectus for a price of $2.50 per share.

               These three sales, totaling 1,000,000 shares, of the Company's Common Stock were previously reported by SIL on a Form 4 filed with the Commission on May 11, 1998. (Each of the indirect beneficial owners of the shares, Software Trust and First Island Trustees Limited, also filed a Form 4 on May 11, 1998; an amended Form 4 was filed for each on May 13, 1998, to correct an erroneous address.)

          2.   The following transactions were reported by Care:

               None.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not Applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not Applicable

                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 14, 1998

                                   SOFTWARE INVESTMENTS LIMITED


                                   By: /s/ Mark Johnston
                                      ------------------------------------
                                      Director


                                   CARE CORPORATION LIMITED


                                   By: /s/ Mark Johnston
                                      ------------------------------------
                                      Director